[redacted]

SEC
Mail Processing
Section

FEB 2 8 2008

Washington, DC
103

SECURITIES/
Wa

08027096

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OPTION OPPORTUNITIES COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LA SALLE STREET, SUITE 2301
(No. and Street)

CHICAGO (City) ILLINOIS (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID DURY (312) 362-2976
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISS & COMPANY LLP
(Name – *if individual, state last, first, middle name*)

2700 PATRIOT BLVD. - STE 400 (Address) GLENVIEW (City) ILLINOIS (State) 60026 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID DURY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OPTION OPPORTUNITIES, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JOAN K ROCKEY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/09/11

Joan K. Rockey
Notary Public

David Dury
Signature

Pres
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OPTION OPPORTUNITIES COMPANY

FINANCIAL STATEMENTS

DECEMBER 31, 2007

WEISS & COMPANY LLP
Certified Public Accountants

GLENVIEW • ILLINOIS

OPTION OPPORTUNITIES COMPANY

FINANCIAL STATEMENTS

DECEMBER 31, 2007

TABLE OF CONTENTS

JERRY WEISS (1936-1994)

FRANKLYN E. LEE
DANIEL A. FORTMAN
STEVEN C. GOLDBERG
LAWRENCE J. SEXAUER
MARK M. DUBINSKI

ANNE SEEFOR
RICHARD P. SHAPIRO

WEISS & COMPANY LLP
Certified Public Accountants & Consultants

2700 Patriot Boulevard • Suite 400 • Glenview, Illinois 60026
Telephone (847) 441-8800 • Fax (847) 441-6270
www.weisscpa.com

INDEPENDENT AUDITORS' REPORT

The Stockholder
Option Opportunities Company

We have audited the accompanying statement of financial condition of Option Opportunities Company (an Illinois "S" Corporation) as of December 31, 2007, and the related statements of income, changes in stockholder's equity and cash flows, for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Option Opportunities Company as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such additional information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weiss + Company LLP
WEISS & COMPANY LLP

Glenview, Illinois
February 23, 2008

OPTION OPPORTUNITIES COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash	$	10,571
Due from broker		6,237,526
Securities owned, at market value:		
Trading		18,509,299
CHX Holdings		40,000
Other assets		15,000
Total assets	$	24,812,396

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Securities sold but not yet purchased, at market value	$	4,196,910
Due to broker		1,427,820
Accounts payable		49,170
Total liabilities		5,673,900
Stockholder's equity:		
Common stock - no par value; 1,000 shares authorized, 100 shares issued and outstanding		85,000
Retained earnings		19,053,496
Total stockholder's equity		19,138,496
Total liabilities and stockholder's equity	$	24,812,396

The accompanying notes are an integral part of these financial statements.

OPTION OPPORTUNITIES COMPANY

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2007

Revenue:	
Investment gains	$ 2,320,994
Interest and dividend income	1,975,311
Total revenue	4,296,305
Expenses:	
Employee compensation	279,936
Officer compensation	800,000
Payroll taxes	17,267
Profit sharing expense	45,000
Consulting services	309,221
Brokerage fees	452,301
Interest expense	798,626
Other operating expenses	427,597
Total expenses	3,129,948
Net income	$ 1,166,357

The accompanying notes are an integral part of these financial statements.

OPTION OPPORTUNITIES COMPANY

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Retained Earnings	Total
Balance, December 31, 2006	$ 85,000	$ 18,137,139	$ 18,222,139
Net income for the year	-	1,166,357	1,166,357
Stockholder distribution	-	(250,000)	(250,000)
Balance, December 31, 2007	$ 85,000	$ 19,053,496	$ 19,138,496

The accompanying notes are an integral part of these financial statements.

OPTION OPPORTUNITIES COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:	
Net income	$ 1,166,357
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in securities owned	43,760,340
Increase in receivable from broker	(5,939,476)
Decrease in securities sold but not yet purchased	(35,825,918)
Decrease in payable to broker	(2,177,973)
Decrease in accounts payable	(722,759)
Cash flows provided by operating activities	260,571
Cash flows from financing activities	
Stockholder distributions	(250,000)
Increase in cash	10,571
Cash - beginning of year	-
Cash - end of year	$ 10,571
Supplemental disclosure of cash flow information:	
Interest paid	$ 798,626

The accompanying notes are an integral part of these financial statements.

OPTION OPPORTUNITIES COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Option Opportunities Company (an Illinois "S" Corporation) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Chicago Stock Exchange. The Company trades securities for its own account.

Marketable Securities – Investment in CHX Holdings

This security has been classified as available for sale and is stated at fair value, (which approximates cost). Unrealized holding gains and losses are included as a component of shareholder's equity until realized. Changes in unrealized holding gain and losses are included in comprehensive income. Realized gains and losses are included in other income or expense. The cost of securities sold is based on the specific identification method.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Trading securities are valued at market value. The resulting difference between cost and market (or fair value) is included in income.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be treated as an S Corporation for federal income tax reporting purposes. In lieu of corporation federal income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company is liable for state replacement income tax.

OPTION OPPORTUNITIES COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

Note 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Financial Instruments

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2007, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2007.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 2 - Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $15,964,088 and required net capital of $100,000. The Company's net capital ratio was .003 to 1.

Note 3 – Securities Owned and Sold But Not Yet Purchased

Marketable securities owned and sold but not yet purchased consist of trading and investment securities at quoted market values, as follows below:

	Owned	Sold But Not Yet Purchased
Corporate stocks	$ 16,164,679	$ 2,987,590
Options	2,344,620	1,209,320
Totals	$ 18,509,299	$ 4,196,910

Note 4 - Employees' Profit Sharing Plan

The Company sponsors a profit sharing plan for the benefit of all eligible employees. The contributions to the plan are made at the discretion of the Board of Directors. The Company's contribution for 2007 was $45,000.

Note 5 - Other Assets

The Company has a Joint Back Office (JBO) Clearing Agreement with Bear Stearns Securities. The Agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T.

Note 6 – Related Party Transaction

The Company made a $100,000 charitable contribution to a private foundation that was created and is administered by the owner of the company.

ADDITIONAL INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER:	Options Opportunities	as of: December 31, 2007

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 19,138,493	3480
2. Deduct ownership equity not allowable for net capital			0	3490
3. Total ownership equity qualified for Net capital			19,138,493	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation in net capital			0	3520
B. Other (deductions) or allowable credits (List)			0	3525
5. Total capital and allowable subordinated liabilities			19,138,493	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 55,000	3540		
B. Secured demand note deficiency	0	3590		
C. Commodity futures contracts and spot commodities proprietary capital charges	0	3600		
D. Other deductions and/or charges	0	3610	(55,000)	3620
7. Other additions and/or allowable credits (List)			0	3630
8. Net Capital before haircuts on securities positions			19,083,493	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments	$ 0	3660		
B. Subordinated securities borrowings	0	3670		
C. Trading and investment securities:				
1. Exempted securities	0	3735		
2. Debt securities	0	3733		
3. Options	0	3730		
4. Other securities	3,119,405	3734		
D. Undue concentration	0	3650		
E. Other (list)	0	3736	(3,119,405)	3740
10. Net Capital			$ 15,964,088	3750

JERRY WEISS (1936-1994)

FRANKLYN E. LEE
DANIEL A. FORTMAN
STEVEN C. GOLDBERG
LAWRENCE J. SEXAUER
MARK M. DUBINSKI

ANNE SEEFOR
RICHARD P. SHAPIRO

WEISS & COMPANY LLP
Certified Public Accountants & Consultants

2700 Patriot Boulevard • Suite 400 • Glenview, Illinois 60026
Telephone (847) 441-8800 • Fax (847) 441-6270
www.weisscpa.com

Independent Auditors' Supplementary
Report on Internal Control Structure

The Stockholder
Option Opportunities Company

In planning and performing our audit of the financial statements and supplemental schedule of Option Opportunities Company (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weiss + Company LLP

WEISS & COMPANY LLP

Glenview, Illinois
February 23, 2008

END